Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Significant accounting policies	7
3. Expenses	9
4. Trade and other receivables	10
5. Trade and other payables	10
6. Inventories	11
7. Mining interests	12
8. Assets and liabilities held for sale	14
9. Long-term debt	15
10. Gold stream Obligation	18
11. Derivative instruments	19
12. Share capital	22
13. Income and mining taxes	25
14. Reclamation and closure cost obligations	26
15. Supplemental cash flow information	27
16. Segmented information	28
17. Fair value measurement	32
18. Commitments and contingencies	33

1	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

	Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	Note	2015	2014	2015	2014
Revenues		177.3	169.3	513.9	537.9
Operating expenses	3	105.4	94.2	303.2	288.0
Depreciation and depletion		60.8	53.7	166.6	158.0
Earnings from mine operations		11.1	21.4	44.1	91.9

Corporate administration		5.2	6.0	16.7	20.2
Provision for office consolidation		3.0	-	3.0	-
Share-based payment expenses	12	1.7	1.5	5.7	6.0
Exploration and business development		2.5	5.0	4.8	12.4
Earnings from operations		(1.3)	8.9	13.9	53.3

Finance income	3	0.4	0.5	1.0	1.0
Finance costs	3	(10.0)	(7.1)	(31.4)	(21.8)
Other (losses)/ gains	3	(230.7)	(13.8)	(251.5)	(21.5)
(Loss) earnings before taxes		(241.6)	(11.5)	(268.0)	11.0
Income tax recovery (expense)	13	83.8	(48.1)	76.1	(56.2)
Net loss		(157.8)	(59.6)	(191.9)	(45.2)
Loss per share
Basic	12	(0.31)	(0.12)	(0.38)	(0.09)
Diluted	12	(0.31)	(0.12)	(0.38)	(0.09)
Weighted average number of shares outstanding (in millions)
Basic	12	509.1	503.9	508.9	503.7
Diluted	12	509.1	503.9	508.9	503.7

See accompanying notes to the condensed consolidated financial statements (interim).

2	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2015	2014	2015	2014
Net loss		(157.8)	(59.6)	(191.9)	(45.2)
Other comprehensive income (loss)(1)
Unrealized foreign exchange (loss)/ gain on cash and cash equivalents designated as hedging instruments	11	(9.9)	-	(9.7)	-
Realized foreign exchange loss on cash and cash equivalents designated as hedging instruments	11	2.3	-	2.1	-
Unrealized (loss)/ gain on mark-to-market of diesel swap contracts	11	(2.2)	-	(2.1)	-
Realized loss on settlement of diesel swap contracts	11	0.4	-	0.6	-
Gain/ (loss) on revaluation of gold stream obligation		15.0	-	15.0	-
Unrealized (loss)/ gain on available-for-sale securities (net of tax)		-	(0.2)	-	(0.1)
Reclassification of discontinued gold contracts		-	6.8	-	20.5
Deferred income tax related to derivative contracts	11	(4.1)	-	(4.1)	-
Deferred income tax related to gold contracts		-	(2.8)	-	(8.5)
Total other comprehensive income		1.5	3.8	1.8	11.9
Total comprehensive loss		(156.3)	(55.8)	(190.1)	(33.3)

1.	All items recorded in other comprehensive income (“OCI”) will be reclassified in subsequent periods to net earnings.

See accompanying notes to the condensed consolidated financial statements (interim).

3	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at September 30	As at December 31
(in millions of U.S. dollars)	Note	2015	2014
Assets
Current assets
Cash and cash equivalents		384.6	370.5
Trade and other receivables	4	110.7	34.8
Inventories	6	160.4	187.5
Current income tax receivable		23.8	31.1
Prepaid expenses and other		4.3	10.6
Total current assets		683.8	634.5
Assets held for sale	8	259.4	-
Non-current inventories	6	105.8	66.5
Mining interests	7	2,710.5	3,008.7
Deferred tax assets	13	157.1	168.3
Other		3.2	3.8
Total assets		3,919.8	3,881.8
Liabilities and equity
Current liabilities
Trade and other payables	5	160.0	97.0
Current income tax payable		4.8	7.9
Total current liabilities		164.8	104.9
Liabilities held for sale	8	140.4	-
Reclamation and closure cost obligations	14	69.1	63.5
Provisions		12.7	9.4
Gold stream obligation	10	163.2	-
Derivative liabilities	11	5.9	16.9
Long-term debt	9	787.1	874.3
Deferred tax liabilities		470.4	494.9
Deferred benefit		-	46.3
Other		0.3	0.4
Total liabilities		1,813.9	1,610.6
Equity
Common shares	12	2,840.1	2,820.9
Contributed surplus		102.3	96.7
Other reserves		0.3	(1.5)
Deficit		(836.8)	(644.9)
Total equity		2,105.9	2,271.2
Total liabilities and equity		3,919.8	3,881.8

See accompanying notes to the condensed consolidated financial statements (interim).

Approved and authorized by the Board of Directors on October 28, 2015

______________________________	______________________________
Robert Gallagher, Director	James Estey, Director

4	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Nine months ended September 30
(in millions of U.S. dollars)	Note	2015	2014
Common shares
Balance, beginning of period		2,820.9	2,815.3
Acquisition of Bayfield Ventures Corp.	7	16.8	-
Shares issued for exercise of options and land purchases	12	2.4	2.7
Balance, end of period		2,840.1	2,818.0
Contributed surplus
Balance, beginning of period		96.7	90.0
Exercise of options		0.3	(1.0)
Equity settled share-based payments		5.3	4.5
Reclassification of share-based payments		-	1.4
Balance, end of period		102.3	94.9
Other reserves
Balance, beginning of period		(1.5)	(17.6)
Change in fair value of hedging instruments (net of tax)	11	(8.5)	12.0
Gain/ (loss) on revaluation of financial instruments		10.3	-
Change in fair value of available-for-sale investments		-	(0.1)
Balance, end of period		0.3	(5.7)
deficit
Balance, beginning of period		(644.9)	(167.8)
Net loss		(191.9)	(45.2)
Balance, end of period		(836.8)	(213.0)
Total equity		2,105.9	2,694.2

See accompanying notes to the condensed consolidated financial statements (interim).

5	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2015	2014	2015	2014
Operating activities
Net earnings (loss)		(157.8)	(59.6)	(191.9)	(45.2)
Adjustments for:
Realized losses on gold contracts		-	6.8	-	20.5
Foreign exchange (gains) losses	3	40.8	23.1	72.6	26.1
Reclamation and closure costs paid	14	(0.2)	(0.3)	(0.4)	(0.9)
Loss on disposal of assets		-	0.1	0.7	(0.2)
Impairment loss on reclassification of asset as held for sale	8	182.0	-	182.0	-
Depreciation and depletion		60.9	54.1	166.4	157.8
Other non-cash adjustments	15	1.9	(3.8)	(4.0)	3.5
Income tax expense/ (recovery)	13	(83.8)	48.1	(76.1)	56.2
Finance income	3	(0.4)	(0.5)	(1.0)	(1.0)
Finance costs	3	10.0	7.1	31.4	21.8
Unrealized (gain)/ loss on gold stream liability		3.2	-	3.2	-
Financial instrument transaction costs		2.6	-	2.6	-
		59.2	75.1	185.5	238.6
Change in non-cash operating working capital	15	(7.4)	(20.4)	(10.8)	(41.7)
Income taxes (paid) refunded		(0.8)	3.5	3.0	2.0
Cash generated from operations		51.0	58.2	177.7	198.9
Investing activities
Mining interests		(76.7)	(73.7)	(219.8)	(190.6)
Government grant received		-	20.5	-	20.5
Proceeds from the sale of assets		0.1	0.1	0.9	0.4
Interest received		0.4	0.2	1.0	0.6
Cash used by investing activities		(76.2)	(52.9)	(217.9)	(169.1)
Financing activities
Proceeds received from exercise of options	12	0.1	0.4	0.2	1.4
Gold stream agreement deposit		100.0	-	100.0	-
Financing initiation costs		(2.6)	(2.2)	(2.6)	(2.2)
Interest paid		-	(0.1)	(26.1)	(26.2)
Cash generated from/ (used by) financing activities		97.5	(1.9)	71.5	(27.0)
Effect of exchange rate changes on cash and cash equivalents		(14.5)	(1.3)	(17.2)	(1.1)
Change in cash and cash equivalents		57.8	2.1	14.1	1.7
Cash and cash equivalents, beginning of period		326.8	414.0	370.5	414.4
Cash and cash equivalents, end of period		384.6	416.1	384.6	416.1
Cash and cash equivalents are comprised of:
Cash		272.6	251.1	272.6	251.1
Short-term money market instruments		112.0	165.0	112.0	165.0
		384.6	416.1	384.6	416.1

See accompanying notes to the condensed consolidated financial statements (interim).

6	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2015 and 2014

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). Significant projects include the Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada, and a 30% interest in the El Morro gold-copper project (“El Morro”) in Chile which is currently held for sale.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2. Significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2014, with the exception of policies noted in 2(b) and 2(c).

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b) and 2(c).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on October 28, 2015.

(b) Changes in accounting policies

The Company has adopted the following new and revised IFRS policies along with any amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 9 - Financial instruments

During the nine months ended September 30, 2015 the Company early adopted International Financial Reporting Standard (“IFRS”) 9 (2013), Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit and loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting.

7	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

During the nine months ended September 30, 2015 the Company entered into diesel fuel swap contracts and transferred a portion of cash which had been held in U.S. dollars to Canadian dollars and designated this cash to fund the construction of Rainy River. In both these instances the Company has designated these instruments as hedged items under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the nine months ended September 30, 2015 is disclosed in Note 11.

During the nine months ended September 30, 2015 the Company entered into a gold stream agreement with Royal Gold Inc. (“Royal Gold”). In accordance with IFRS 9, management has determined that based on the terms of the agreement, the Company assumes the risks associated with the timing and amount of ounces of gold and silver delivered. As such, the Company has recognized the deposit received from Royal Gold as a financial liability at fair value through profit and loss, with initial and subsequent measurement at fair value. Transaction costs directly attributable to the gold stream obligation are expensed through profit and loss as incurred.

Fair value of the gold stream obligation on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss. Fair value adjustments as a result of the Company’s own credit risk will be recorded in the Statement of Other Comprehensive Income. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in future metal prices

(c) Assets and Liabilities Held for Sale

The Company classifies non-current assets and liabilities, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets and liabilities or disposal groups must be available for immediate sale in their present condition. The Company must be committed to a plan to sell the assets and liabilities or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. The Company measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets and liabilities or disposal groups as held for sale, the Company presents the assets separately as a single amount and the liabilities separately as a single amount on the balance sheet. When an asset no longer meets the criteria for classification as an asset held for sale, the Company records the asset at the lower of its recoverable amount and the carrying amount net of depreciation before the asset was classified as held for sale.

8	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

3. Expenses

(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
Operating expenses by nature
Raw materials and consumables	48.3	52.1	140.5	149.9
Salaries and employee benefits	31.3	35.9	99.1	109.1
Repairs and maintenance	8.5	9.2	23.4	25.5
Contractors	11.7	11.9	36.5	33.3
Royalties	3.2	3.1	9.0	9.0
Operating leases	8.5	9.0	26.4	26.4
Drilling and analytical	1.7	2.1	6.0	6.2
General and administrative	5.2	6.4	16.4	19.7
Other	0.4	0.7	2.0	1.6
Total production expenses	118.7	130.4	359.2	380.7
Less: Production expenses capitalized	(8.8)	(19.7)	(47.1)	(63.3)
Less: Change in inventories and work-in-progress	(4.6)	(16.5)	(9.0)	(29.4)
Total operating expenses	105.4	94.2	303.2	288.0

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
Finance costs
Interest on senior unsecured notes	13.6	13.5	40.3	40.3
Interest on El Morro funding loan	1.1	1.0	3.1	2.8
Accretion expense on decommissioning obligations (Note 14)	0.4	0.4	1.0	1.4
Other finance costs	1.0	0.7	2.4	1.8
	16.0	15.6	46.8	46.3
Less: amounts included in cost of qualifying assets	(6.0)	(8.5)	(15.4)	(24.5)
Total finance costs	10.0	7.1	31.4	21.8
Finance income
Interest income	0.4	0.5	1.0	1.0

9	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(c) Other (losses) gains

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
OTHER (LOSSES) GAINS
Unrealized gains (loss) on share purchase warrants	(1.7)	9.2	9.8	4.4
Gain (loss) on foreign exchange	(40.8)	(23.1)	(72.6)	(26.1)
Impairment loss on reclassification of asset as held for sale	(182.0)	-	(182.0)	-
Other loss on disposal of assets	-	(0.1)	(0.7)	0.2
Impairment loss of AFS securities	(0.1)	-	(0.1)	-
Financial instrument transaction costs	(2.6)	-	(2.6)	-
Unrealized gains (loss) on revaluation of gold stream obligation	(3.2)	-	(3.2)	-
Other	(0.3)	0.2	(0.1)	-
Total other (losses) gains	(230.7)	(13.8)	(251.5)	(21.5)

4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
Trade and other receivables
Trade receivables	13.4	4.8
Sales tax receivable	22.2	28.7
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 11)	(0.6)	(0.4)
Gold stream agreement deposit receivable	75.0	-
Other	0.7	1.7
Total trade and other receivables	110.7	34.8

5. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
Trade and other payables
Trade payables	45.0	31.4
Interest payable	21.3	8.4
Accruals	93.0	55.5
Current portion of decommissioning obligations (Note 14)	0.7	1.7
Total trade and other payables	160.0	97.0

10	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

6. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
Inventories
Heap leach ore	195.7	185.0
Work-in-process	15.4	12.8
Finished goods(1)	8.2	11.5
Stockpile ore	2.6	2.4
Supplies	44.3	42.3
	266.3	254.0
Less: non-current inventories(2)	(105.8)	(66.5)
Total current inventories	160.4	187.5

1.	The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2015 was $99.7 million and $285.9 million (2014 – $88.1 million and $268.2 million).
2.	Heap leach inventories of $105.8 million (December 31, 2014 – $66.5 million) are expected to be recovered after one year.

11	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

7. Mining interests

	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2013	1,350.1	1,690.7	735.7	25.7	9.7	3,811.9
Additions	68.7	58.3	3.9	208.3	7.5	346.7
Disposals	-	-	(15.5)	-	(9.7)	(25.2)
Impairments	(75.0)	(334.7)	(18.7)	(6.7)	-	(435.1)
Government grants	-	(25.7)	-	-	-	(25.7)
Transfers	81.5	(36.0)	44.0	(89.5)	-	-
As at December 31, 2014	1,425.3	1,352.6	749.4	137.8	7.5	3,672.6
Additions	47.2	45.5	46.7	181.5	-	320.9
Acquisition of Bayfield Ventures Corp.	-	19.7	-	-	-	19.7
Government grants	-	(15.0)	-	-	-	(15.0)
Disposals	-	(2.9)	(13.0)	-	-	(15.9)
Impairment loss on reclassification of asset as held for sale	-	(182.0)	-	-	-	(182.0)
Reclassification of El Morro as held for sale	-	(259.4)	-	-	-	(259.4)
Transfers	13.8	-	35.2	(49.0)	-	-
As at September 30, 2015	1,486.3	958.5	818.3	270.3	7.5	3,540.9
Accumulated depreciation
As at December 31, 2013	249.0	-	226.4	-	-	475.4
Depreciation for the year	157.2	-	86.1	-	-	243.3
Disposals	-	-	(15.5)	-	-	(15.5)
Impairments	(29.4)	-	(9.9)	-	-	(39.3)
As at December 31, 2014	376.8	-	287.1	-	-	663.9
Depreciation for the year	126.5	-	53.6	-	-	180.1
Disposals	-	(1.4)	(12.2)	-	-	(13.6)
As at September 30, 2015	503.3	(1.4)	328.5	-	-	830.4
carrying amount
As at December 31, 2014	1,048.5	1,352.6	462.3	137.8	7.5	3,008.7
As at September 30, 2015	983.0	959.9	489.8	270.3	7.5	2,710.5

The Company capitalized interest of $6.0 million and $15.5 million for the three and nine months ended September 30, 2015 (2014 – $8.5 million and $24.5 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.75% (2014 – 6.53%).

Asset acquisition

On January 1, 2015 the Company completed the acquisition of Bayfield Ventures Corp. (“Bayfield”), consequently acquiring all of Bayfield’s assets, including a 100% interest in three mineral properties, totaling ten square kilometers, located adjacent to New Gold’s Rainy River project in northwestern Ontario and valued at $19.7 million. In addition, the Company received cash of $0.1 million and assumed liabilities of $1.3 million, the majority of which related to deferred tax liabilities. The acquisition was accounted for as a purchase of assets and an assumption of liabilities by the Company.

12	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

As consideration for the Bayfield acquisition, the Company issued 3.8 million common shares. The shares issued were valued at C$5.21, for total consideration of $16.8 million. In addition up to 0.2 million common shares of the Company became issuable in connection with the potential exercise of share purchase warrants (“Bayfield warrants”) issued by Bayfield, with a consideration value of $0.2 million (refer to Note 11 (b) for additional information on the Bayfield warrants). The Company also incurred transaction costs of $1.5 million in relation to the acquisition.

Carrying amount by property as at September 30, 2015:

	As at September 30, 2015
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	684.1	7.1	286.2	17.7	995.1
Mesquite	179.5	-	103.3	8.9	291.7
Peak Mines	119.1	17.5	73.9	4.9	215.4
Cerro San Pedro	0.3	-	-	0.7	1.0
Rainy River(1)	-	423.0	5.1	238.1	666.2
Blackwater	-	512.3	14.6	-	526.9
Other(2)	-	7.5	6.7	-	14.2
Carrying amount as at September 30, 2015	983.0	967.4	489.8	270.3	2,710.5
1.	Rainy River includes non-depletable mineral interest acquired in the acquisition of Bayfield
2.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2014:

	As at December 31, 2014
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	745.2	3.7	266.7	33.9	1,049.5
Mesquite	179.5	-	94.8	9.6	283.9
Peak Mines	123.8	17.5	77.1	12.4	230.8
Cerro San Pedro	-	-	-	-	-
Rainy River	-	383.7	1.1	81.9	466.7
Blackwater	-	508.8	15.5	-	524.3
El Morro	-	438.7	-	-	438.7
Other(1)	-	7.7	7.1	-	14.8
Carrying amount as at December 31, 2014	1,048.5	1,360.1	462.3	137.8	3,008.7
1.	Other includes corporate balances and exploration properties.

13	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

8. Assets and liabilities held for sale

On August 27, 2015 the Company announced that it entered into an agreement with Goldcorp Inc. ("Goldcorp") to sell the Company’s 30% interest in the El Morro project to Goldcorp in exchange for $90.0 million in cash, a 4% stream on gold production from the El Morro property (valued at $32.0 million) and the cancellation of the Company’s $94.1 million carried funding loan. The agreement is expected to incur $3.0 million of transaction costs. El Morro is a copper-gold project located in the northern end of Chile in the Atacama Region. The transaction is expected to close in the fourth quarter of 2015.

As at September 30, 2015, the El Morro asset met criteria for classification as an asset held for sale. At that date, the interest in El Morro’s carrying value prior to classification as an asset held for sale exceeded the fair value less costs to sell and therefore an impairment loss on reclassification of asset as held for sale of $182.0 million was recorded on the Company’s Condensed Consolidated Income Statement ($100.5 million net of tax recovery). The Company determined the fair value based on the cash consideration received and terms of the sale agreement. El Morro is reported within the other operating segment.

As at September 30
(in millions of U.S. dollars)	2015
Impairment loss on reclassification of asset as held for sale included within income from operations
El Morro non-depletable mining interest	(182.0)
Tax Recovery	81.5
Total impairment loss after tax	(100.5)

As at September 30, 2015, the major classes of assets and liabilities of the Company’s interest in El Morro classified as held for sale were as follows:

As at September 30
(in millions of U.S. dollars)	2015
Assets
Mineral interest	259.4
Total Assets	259.4
Liabilities
Long-term debt	94.1
Deferred benefit	46.3
Total Liabilities	140.4
Net Assets Held for Sale	119.0
Less deferred tax liability associated with disposal of El Morro	(27.4)
Net assets held for sale less deferred tax liability	91.6

El Morro funding loan

Under the terms of an agreement between subsidiaries of New Gold and a subsidiary of Goldcorp, Goldcorp is responsible for funding New Gold's 30% share of the Chilean company Sociedad Contracual Minera El Morro (“SCM El Morro”) project capital costs. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

14	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. For the three and nine months ended September 30, 2015, non-cash investing activities were $0.4 and $2.5 million (2014 – $nil and $5.4 million) excluding accrued interest, and represent the Company’s share of contributions to El Morro funded by Goldcorp. The loan is secured against all rights and interests of the Company’s Chilean subsidiaries, including a pledge of the SCM El Morro shares, limiting recourse to the Company’s investment in its Chilean subsidiaries. On August 27, 2015 the Company announced that it entered into an agreement with Goldcorp Inc. to sell the Company’s 30% interest in El Morro. As part of the agreement, Goldcorp will cancel the Company’s $94.1 million carried funding loan.

9. LONG-TERM DEBT

Long-term debt consists of the following:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
Long-term debt
Senior unsecured notes - due April 15, 2020 (a)	294.9	294.2
Senior unsecured notes - due November 15, 2022 (b)	492.2	491.6
El Morro funding loan (note 8)	94.1	88.5
Revolving credit facility (c)	-	-
Total long-term debt	881.2	874.3
Less long-term debt classified as held for sale	(94.1)	-
Long-term debt	787.1	874.3

(a) Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at September 30, 2015 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

15	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the 2020 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at September 30, 2015 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

16	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(c) Revolving credit facility

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA). Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial covenant	2015	2014
FINANCIAL COVENANTS
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	4.6 : 1	5.3 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5 : 1	1.9 : 1	1.6 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.56% as at September 30, 2015 (2014 – 0.51%). As at September 30, 2015, the Company has not drawn any funds under the Facility; however, the Facility has been used to issue letters of credit of $61.8 million as at September 30, 2015 (at December 31, 2014 - $41.7 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other government agencies.

17	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

10. GOLD STREAM OBLIGATION

On July 20, 2015, the Company entered into a $175.0 million streaming agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold. Under the terms of the agreement, the Company agreed to deliver to Royal Gold 6.5% of gold production from the Rainy River Project to Royal Gold up to a total of 230,000 ounces of gold and then 3.25% of the Project’s gold production thereafter. The Company will also deliver 60% of the Project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. In consideration, Royal Gold paid $100.0 million concurrent with entering into the agreement and the remaining $75.0 million will be paid when 60% of the estimated project development capital has been spent and other customary conditions precedent are met. Based on the current planned timing of development capital expenditure, the Company expects that 60% of the Project development costs will have been spent by mid-2016.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit until it is paid in full. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company assessed the liability at the inception of the agreement and determined that it is a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income.

The following is a summary of the changes in the Company’s gold streaming agreement:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2014	-
Deposit received during the period	100.0
Deposit receivable as at September 30, 2015	75.0
175.0
Deposit repayments during the period	-
Fair value adjustments related to changes in the Company’s own credit risk(1)	(15.0)
Other fair value adjustments(2)	3.2
Balance as at September 30, 2015	163.2

1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income
2.	Other fair value adjustments are included in the condensed consolidated income statements

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include loan accretion, risk free interest rate, future metal prices, company specific credit spread and expected gold ounces to be delivered.

18	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

11. DERIVATIVE INSTRUMENTS

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
DERIVATIVE ASSETS
Unsettled provisionally priced concentrate derivatives and swap contracts	(0.6)	(0.4)
DERIVATIVE LIABILITIES
Diesel swap contracts	1.5	-
Share purchase warrants	5.6	16.9
	7.1	16.9
Less: current portion of diesel swap contracts	(1.2)	-
Total derivative liabilities	5.9	16.9

(a) Hedging instruments

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
EFFECTIVE PORTION OF CHANGE IN FAIR VALUE OF HEDGING INSTRUMENTS
Unrealized foreign exchange (loss)/ gain on cash and cash equivalents designated as hedging instruments (i)	(9.9)	-	(9.7)	-
Realized foreign exchange loss on cash and cash equivalents designated as hedging instrument (i)	2.3	-	2.1	-
Unrealized (loss)/ gain on diesel swap contracts (ii)	(2.2)	-	(2.1)	-
Realized loss on settlement of diesel swap contracts (ii)	0.4	-	0.6	-
Gold hedging contracts – realized	-	6.8	-	20.5
Deferred income tax related to derivative contracts	0.6	-	0.6	-
Deferred income tax related to gold contracts	-	(2.8)	-	(8.5)
Total hedging gains in other comprehensive income	(8.8)	4.0	(8.5)	12.0

(i) Cash and cash equivalents designated as hedging instruments

During the nine months ended September 30, 2015, the Company converted $250.0 million into Canadian dollars and designated this cash to fund the construction of Rainy River for the 15-month period beginning April 2015 and ending June 2016. The Company elected to apply hedge accounting to the foreign exchange gains and losses from the date of conversion to the date when costs are incurred by Rainy River. Foreign exchange gains and losses are reclassified from other comprehensive income to mining interests as project costs are incurred.

To determine effectiveness of the hedging relationship, the Company assesses the critical terms between the hedged item and the hedging instrument on a qualitative basis. If disconnect is noted, a quantitative assessment is performed to determine the impact of the potential ineffectiveness.

The Company hedged approximately 64% of all Canadian dollar denominated Rainy River incurred construction costs. For the three and nine months ended September 30, 2015, the Company capitalized a loss of $2.3 million and $2.1 million (2014 – $nil) to mineral interests that was reclassified from other comprehensive income. As forecasted capital expenditures are incurred, the Company reclassifies foreign exchange gains and losses from other comprehensive income to mining interests. As of September 30, 2015, the hedge was fully effective and no ineffective portion was realized in net earnings.

19	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(ii) Diesel swap contracts

During the nine months ended September 30, 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. During March 2015, the Company entered into swap contracts which hedged the diesel price exposure of approximately 57% of the monthly consumption for the next 15 months beginning in October 2015 and ending in December 2016, at approximately $2.15 per gallon fully loaded price. During August 2015, the Company entered into additional diesel swap contracts which will hedge the diesel price exposure of an additional 19% for the period October 2015 to December 2016 and 55% for the period January 2017 to June 2017, at approximately $2.05 per gallon fully loaded price. The Company has entered into a pay fixed/receive floating Gulf Coast ultra-low-sulfur-diesel swaps settled at the monthly average price. The total quantity of unsettled gallons that the Company is contractually obligated to settle as at September 30, 2015 is 8.8 million. Gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

To determine effectiveness of the hedging relationship, the Company assesses the critical terms between the hedged item and the hedging instrument on a qualitative basis. If a disconnect is noted, a quantitative assessment is performed to determine the impact of the potential ineffectiveness.

The Company realized a loss of $0.3 million and loss of $0.6 million on settlement of 1.0 million gallons for the three and nine months ended September 30, 2015. As of September 30, 2015, the hedge was fully effective and no ineffective portion was realized.

(b) Share purchase warrants

The following table summarizes information about the Company’s outstanding share purchase warrants (“Warrants”).

Warrant Series	Number of Warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
OUTSTANDING WARRANTS
At September 30, 2015
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Bayfield warrants Series A	91	91	5.35	May 6, 2016
Bayfield warrants Series B	90	90	7.34	May 12, 2016
Bayfield warrants Series C	34	34	5.35	May 22, 2016
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding warrants	28,115	28,115
At December 31, 2014
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River warrants	50	50	20.00	February 2, 2017
Total outstanding Warrants	27,900	27,900

The Warrants are classified as a non-hedged derivative liability recorded at fair value through profit or loss (“FVTPL”) liability due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net loss.

20	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The Bayfield warrants originally entitled warrant holders to receive Bayfield shares on exercise. As consequence of the Bayfield acquisition, as described in Note 7, for each Bayfield warrant held, warrant holders will now be entitled to receive 0.0477 of a New Gold common share in lieu of a Bayfield share.

(c) Provisionally priced contracts

During the period, the Company had provisionally priced sales for which price finalization is outstanding at September 30, 2015. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The following tables summarize these realized and unrealized gains (losses):

	Three months ended September 30, 2015			Nine months ended September 30, 2015
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(LOSS) GAINS ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	(2.3)	(8.3)	(10.6)	(0.6)	(12.0)	(12.6)
Unrealized	(0.2)	(1.9)	(2.1)	(0.2)	(3.9)	(4.1)
Total (loss) gains	(2.5)	(10.2)	(12.7)	(0.8)	(15.9)	(16.7)

	Three months ended September 30, 2014			Nine months ended September 30, 2014
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAINS (LOSSES) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	(1.3)	(3.3)	(4.6)	0.7	(4.2)	(3.5)
Unrealized	(2.1)	(3.0)	(5.1)	(2.1)	(5.3)	(7.4)
Total gains (loss)	(3.4)	(6.3)	(9.7)	(1.4)	(9.5)	(10.9)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2015	2014
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000’s)	3.6	30.0
Copper pounds (millions)	11.8	2.8

The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables. The following table summarizes these realized and unrealized gains (losses):

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
GAINS (LOSS) ON SWAP CONTRACTS
Realized	11.1	2.4	11.8	0.4
Unrealized	1.8	2.8	3.5	3.6
Total gains (loss)	12.9	5.2	15.3	4.0

21	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

12. SHARE CAPITAL

At September 30, 2015, the Company had unlimited authorized common shares and 509.1 million common shares outstanding.

(a) No par value common shares issued

	Number of shares (000’s)
(in millions of U.S. dollars, except where noted)
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2013	503,437	2,815.3
Exercise of options	560	2.6
Issuance of shares for land purchases	681	3.0
Balance at December 31, 2014	504,678	2,820.9
Exercise of options	125	0.3
Issuance of shares under First Nations agreements	580	2.1
Acquisition of Bayfield	3,780	16.8
Balance at September 30, 2015	509,163	2,840.1

(b) Share-based payment expenses

The following table summarizes share-based payment expenses for the three and nine months ended September 30:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
SHARE-BASED PAYMENT EXPENSES
Stock option expense (i)	1.2	1.3	4.0	3.8
Performance share unit expense	0.6	0.3	1.8	1.3
Restricted share unit expense(1)	0.3	0.1	0.9	0.3
Deferred share unit expense	(0.2)	(0.2)	(0.2)	0.6
Total share-based payment expense	1.9	1.5	6.5	6.0
1.	For the three and nine months ended September 30, 2015 $0.2 million and $0.8 million of restricted share unit expense were recognized in operating expenses.

22	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(i) Stock options

The following table presents changes in Company’s Stock Option Plan (the “Plan”):

	Number of options	Weighted average exercise price
	(000s)	C$
CHANGES TO THE PLAN
Balance at December 31, 2013	10,314	6.72
Granted	4,673	5.41
Exercised	(560)	3.15
Forfeited	(320)	9.25
Expired	(177)	7.40
Balance at December 31, 2014	13,930	6.35
Granted	508.2	3.90
Exercised	(125)	1.58
Forfeited	(139)	8.81
Expired	(218)	4.74
Balance at September 30, 2015	13,956	6.31

During the nine months ended September 30, 2015, the Company granted 0.5 million options under the Plan (2014 – 1.8 million options granted).

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model:

	Nine months ended September 30
	2015	2014
Grant price	C$3.90	C$6.21
Expected dividend yield	0.0%	0.0%
Expected volatility	45.9%	53.0%
Risk-free interest rate	1.19%	1.04%
Expected life of options	3.7 years	3.7 years
Fair value	C$1.48	C$2.52

23	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(c) Income (loss) per share

The following table sets out the calculation of diluted loss per share:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014
CALCULATION OF DILUTED INCOME (LOSS) PER SHARE
Net loss	(157.8)	(59.6)	(191.9)	(45.2)
Basic weighted average number of shares outstanding (in millions)	509.1	503.9	508.9	503.7
Dilution of securities:
Stock options	-	-	-	-
Diluted weighted average number of shares outstanding (in millions)	509.1	503.9	508.9	503.7
Net (loss) earnings per share:
Basic	(0.31)	(0.12)	(0.38)	(0.09)
Diluted	(0.31)	(0.12)	(0.38)	(0.09)

The following table lists the equity securities excluded from the calculation of diluted earnings per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$3.02 and C$3.97 for the three and nine months ended September 30, 2015 (2014 – C$6.69 and C$6.32), or the inclusion of such equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	Three months ended September 30		Nine months ended September 30
(in millions of units)	2015	2014	2015	2014
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	14.0	11.5	14.0	11.5
Warrants	28.1	27.9	28.1	27.9

24	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

13. INCOME AND MINING TAXES

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
CURRENT INCOME AND MINING TAX EXPENSE (RECOVERY)
Canada	0.6	1.1	2.3	3.2
Foreign	(0.2)	3.7	1.9	5.9
Adjustment in respect of prior year	(0.4)	0.1	(0.4)	0.1
	-	4.9	3.8	9.2
DEFERRED INCOME AND MINING TAX EXPENSE (RECOVERY)
Canada	(1.7)	7.5	8.7	19.2
Foreign	(82.9)	37.1	(89.4)	29.2
Adjustment in respect of prior year	0.8	(1.4)	0.8	(1.4)
	(83.8)	43.2	(79.9)	47.0
Total income tax expense	(83.8)	48.1	(76.1)	56.2

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
Earnings (loss) before taxes	(241.6)	(11.5)	(268.0)	11.0
Canadian federal and provincial income tax rates	25.9%	26.0%	25.9%	26.0%
Income tax (recovery) / expense based on above rates	(62.6)	(3.0)	(69.4)	2.9
INCREASE (DECREASE) DUE TO
Non-taxable income	0.3	-	-	-
Different statutory tax rates on earnings of foreign subsidiaries	49.0	(2.1)	47.6	(4.8)
Foreign exchange on non-monetary assets and liabilities	10.2	6.4	19.1	5.5
Other foreign exchange differences	5.3	(1.7)	14.6	2.3
Prior years adjustments relating to tax provision and tax returns	0.4	(1.3)	0.4	(1.3)
Canadian mining tax	0.1	1.6	1.9	5.5
Mexican special duty tax	0.7	(0.7)	1.1	(0.4)
Withholding tax	0.1	0.2	0.4	0.5
Impairment on reclassification of asset as held for sale	(81.6)	-	(81.6)	-
Change in unrecognized deferred tax assets	(5.7)	(2.3)	(10.1)	(5.1)
Rate change in the period	-	51.1	-	51.1
Other	-	(0.1)	(0.1)	-
Income tax (recovery) / expense	(83.8)	48.1	(76.1)	56.2

25	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

14. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Rainy River	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2013	8.2	10.6	16.0	18.7	-	9.5	63.0
Reclamation expenditures	(0.3)	(0.2)	(0.1)	(0.8)	-	-	(1.4)
Unwinding of discount	0.2	0.2	0.6	0.5	-	0.3	1.8
Revisions to expected cash flows	0.9	0.5	1.4	3.1	-	1.0	6.9
Foreign exchange movement	(0.7)	-	(1.5)	(2.1)	-	(0.8)	(5.1)
Balance – December 31, 2014	8.3	11.1	16.4	19.4	-	10.0	65.2
Less: current portion of closure costs (Note 5)	(0.2)	(0.7)	(0.5)	(0.3)	-	-	(1.7)
Non-current portion of closure costs	8.1	10.4	15.9	19.1	-	10.0	63.5
Balance – December 31, 2014	8.3	11.1	16.4	19.4	-	10.0	65.2
Reclamation expenditures	-	(0.1)	(0.2)	(0.1)	-	-	(0.4)
Unwinding of discount	0.1	0.2	0.3	0.2	-	0.2	1.0
Revisions to expected cash flows	0.2	2.1	(0.2)	(0.8)	10.2	0.1	11.6
Foreign exchange movement	(1.1)	-	(2.3)	(2.1)	(0.7)	(1.4)	(7.6)
Balance – September 30, 2015	7.5	13.3	14.0	16.6	9.5	8.9	69.8
Less: current portion of closure costs (Note 5)	(0.2)	(0.1)	(0.2)	(0.2)	-	-	(0.7)
Non-current portion of closure costs	7.3	13.2	13.8	16.4	9.5	8.9	69.1

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances.

In June 2015, a reclamation liability was initially recognized at Rainy River. Previously Rainy River had not performed any activities that would require reclamation activities. The total estimated liability relates to the reclamation of the plant site. This will include rehabilitating the surrounding area, recontouring the land and planting vegetation. As well, the Company will be required to maintain ongoing monitoring to fulfill requirements by the Ministry of Northern Development and Mines.

26	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information (included within operating activities) is as follows:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(8.2)	(4.4)	(0.1)	(17.5)
Inventories	(4.8)	(17.0)	(10.8)	(30.1)
Prepaid expenses and other	0.5	1.1	4.6	5.8
Trade and other payables	5.1	(0.1)	(4.5)	0.1
Total change in non-cash operating working capital	(7.4)	(20.4)	(10.8)	(41.7)

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
OTHER NON-CASH ADJUSTMENTS
Unrealized gains on share purchase warrants	1.7	(9.2)	(9.8)	(4.4)
Unrealized losses on concentrate contracts	(1.4)	4.1	0.6	3.4
Equity settled share-based payment expense	1.7	1.3	5.7	4.5
Other	(0.1)	-	(0.5)	-
Total other non-cash adjustments	1.9	(3.8)	(4.0)	3.5

27	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

16. SEGMENTED INFORMATION

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	24.0	44.8	22.9	34.4	-	-	126.1
Copper revenues	36.6	-	6.6	-	-	-	43.2
Silver revenues	0.7	-	0.3	7.0	-	-	8.0
Total revenues(2)	61.3	44.8	29.8	41.4	-	-	177.3
Operating expenses	21.9	28.3	25.7	29.5	-	-	105.4
Depreciation and depletion	34.6	13.4	11.8	1.0	-	-	60.8
Earnings (loss) from mine operations	4.8	3.1	(7.7)	10.9	-	-	11.1
Corporate administration	-	-	-	-	5.2	-	5.2
Provision for office consolidation	-	-	-	-	3.0	-	3.0
Share-based payment expenses	-	-	-	-	1.7	-	1.7
Exploration and business development	-	0.6	0.5	-	-	1.4	2.5
Income (loss) from operations	4.8	2.5	(8.2)	10.9	(9.9)	(1.4)	(1.3)
Finance income	-	-	-	-	0.4	-	0.4
Finance costs	(0.4)	-	(0.2)	-	(8.1)	(1.3)	(10.0)
Other gains (losses) (3)	(22.2)	(0.1)	(7.3)	(3.9)	(0.8)	(196.4)	(230.7)
Earnings (loss) before taxes	(17.8)	2.4	(15.7)	7.0	(18.4)	(199.1)	(241.6)
Income tax recovery (expense)	20.3	1.2	1.5	1.4	(5.0)	64.4	83.8
Net earnings (loss)	2.5	3.6	(14.2)	8.4	(23.4)	(134.7)	(157.8)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.
3.	Other gains (losses) includes foreign exchange revaluation losses and impairment loss on assets reclassified as held for sale.

28	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Nine months ended September 30, 2015
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	77.1	104.1	62.4	94.9	-	-	338.5
Copper revenues	132.1	-	22.8	-	-	-	154.9
Silver revenues	2.3	-	1.0	17.2	-	-	20.5
Total revenues(2)	211.5	104.1	86.2	112.1	-	-	513.9
Operating expenses	72.5	70.5	74.1	86.1	-	-	303.2
Depreciation and depletion	101.7	28.1	30.4	6.4	-	-	166.6
Earnings (loss) from mine operations	37.3	5.5	(18.3)	19.6	-	-	44.1
Corporate administration	-	-	-	-	16.7	-	16.7
Provision for office consolidation	-	-	-	-	3.0	-	3.0
Share-based payment expenses	-	-	-	-	5.7	-	5.7
Exploration and business development	-	0.6	2.1	-	0.4	1.7	4.8
Income (loss) from operations	37.3	4.9	(20.4)	19.6	(25.8)	(1.7)	13.9
Finance income	-	-	-	-	1.0	-	1.0
Finance costs	(0.7)	(0.2)	(0.5)	(0.2)	(26.5)	(3.3)	(31.4)
Other gains (losses) (3)	(39.8)	(0.3)	(5.6)	(7.8)	(1.7)	(196.3)	(251.5)
Earnings (loss) before taxes	(3.2)	4.4	(26.5)	11.6	(53.0)	(201.3)	(268.0)
Income tax (expense) recovery	7.2	2.9	4.6	1.2	(3.2)	63.4	76.1
Net earnings (loss)	4.0	7.3	(21.9)	12.8	(56.2)	(137.9)	(191.9)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.
3.	Other gains (losses) includes foreign exchange revaluation losses and impairment loss on assets reclassified as held for sale.

29	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Three months ended September 30, 2014
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	26.4	26.1	32.1	14.8	-	-	99.4
Copper revenues	54.4	-	11.0	-	-	-	65.4
Silver revenues	1.0	-	0.4	3.1	-	-	4.5
Total revenues(2)	81.8	26.1	43.5	17.9	-	-	169.3
Operating expenses	22.4	24.5	25.5	21.8	-	-	94.2
Depreciation and depletion	31.4	6.7	13.6	2.0	-	-	53.7
Earnings (loss) from mine operations	28.0	(5.1)	4.4	(5.9)	-	-	21.4
Corporate administration	-	-	-	-	6.0	-	6.0
Share-based payment expenses	-	-	-	-	1.5	-	1.5
Exploration and business development	0.1	-	1.2	-	0.1	3.6	5.0
Income (loss) from operations	27.9	(5.1)	3.2	(5.9)	(7.6)	(3.6)	8.9
Finance income	-	-	0.1	-	0.1	0.3	0.5
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	(5.5)	(1.1)	(7.1)
Other gains (losses)	(11.3)	(0.1)	1.4	(1.9)	10.2	(12.1)	(13.8)
Earnings (loss) before taxes	16.5	(5.3)	4.5	(7.9)	(2.8)	(16.5)	(11.5)
Income tax recovery (expense)	34.5	5.1	(1.7)	4.9	(23.3)	(67.6)	(48.1)
Net earnings (loss)	51.0	(0.2)	2.8	(3.0)	(26.1)	(84.1)	(59.6)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

30	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Nine months ended September 30, 2014
(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	90.1	68.0	92.7	61.8	-	-	312.6
Copper revenues	171.7	-	32.7	-	-	-	204.4
Silver revenues	3.1	-	1.6	16.2	-	-	20.9
Total revenues(2)	264.9	68.0	127.0	78.0	-	-	537.9
Operating expenses	71.1	64.3	79.4	73.2	-	-	288.0
Depreciation and depletion	96.8	17.5	37.7	6.0	-	-	158.0
Earnings (loss) from mine operations	97.0	(13.8)	9.9	(1.2)	-	-	91.9
Corporate administration	-	-	-	-	20.2	-	20.2
Share-based payment expenses	-	-	-	-	6.0	-	6.0
Exploration and business development	-	2.9	2.7	-	0.3	6.5	12.4
Income (loss) from operations	97.0	(16.7)	7.2	(1.2)	(26.5)	(6.5)	53.3
Finance income	-	-	0.2	-	0.4	0.4	1.0
Finance costs	(0.6)	(0.2)	(0.6)	(0.4)	(16.9)	(3.1)	(21.8)
Other gains (losses)	(11.8)	0.1	(0.1)	(3.2)	5.4	(11.9)	(21.5)
Earnings (loss) before taxes	84.6	(16.8)	6.7	(4.8)	(37.6)	(21.1)	11.0
Income tax recovery (expense)	12.6	11.0	(1.4)	4.8	(16.7)	(66.5)	(56.2)
Net earnings (loss)	97.2	(5.8)	5.3	-	(54.3)	(87.6)	(45.2)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditure(1)
	As at September 30	As at December 31	As at September 30	As at December 31	As at September 30	As at June 30
(in millions of U.S. dollars)	2015	2014	2015	2014	2015	2014
SEGMENTED ASSETS AND LIABILITIES
New Afton	1,111.8	1,177.1	156.2	133.9	53.9	64.2
Mesquite	497.2	475.8	132.1	134.3	43.1	25.3
Peak Mines	264.7	300.4	77.9	88.9	16.7	19.0
Cerro San Pedro	145.0	145.1	52.8	57.8	0.9	27.7
Rainy River	712.9	507.5	163.4	76.1	100.8	44.4
Blackwater	537.7	542.9	52.6	53.7	4.4	10.0
El Morro (2)	259.4	438.7	167.8	247.4	-	-
Other(3)	391.1	294.3	1,011.1	818.5	-	-
Total assets and liabilities	3,919.8	3,881.8	1,813.9	1,610.6	219.8	190.6

1.	Capital expenditure per consolidated statement of cash flows.
2.	El Morro’s total liabilities include $27.4 million of deferred tax related to the disposal of El Morro. Capital expenditure at El Morro is funded by the El Morro funding loan.
3.	Other includes corporate balances and exploration properties.

31	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

17. FAIR VALUE MEASUREMENT

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The investments, Warrants and restricted share units are presented at fair value at each reporting date using appropriate valuation methodology. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the three and nine months ended September 30, 2015 or the year ended December 31, 2014. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Diesel swap contracts

The fair value of the diesel swap contracts is calculated using the Gulf Coast ULSD forward prices based on the applicable settlement dates of the contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk free interest rate derived from the fifteen year U.S Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2022 senior unsecured notes, and expected gold ounces to be delivered from the Rainy River life of mine model.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

32	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

		As at September 30, 2015		As at December 31, 2014
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		384.6		370.5
Trade and other receivables	Loans and receivables at amortized cost		111.3		35.2
Provisionally priced contracts	Financial instruments at FVTPL	2	(4.1)	2	(8.4)
Gold and copper swap contracts	Financial instruments at FVTPL	2	3.5	2	8.0
Investments	Financial instruments at FVTPL	1	0.3	1	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		159.3		95.3
Long-term debt	Financial liabilities at amortized cost		787.1		874.3
Warrants	Financial Instruments at FVTPL	1	5.6	1	16.9
Diesel swap contracts	Financial liability at fair value through OCI	2	1.5	2	-
Gold stream obligation	Financial instruments at FVTPL	3	163.2		-
Restricted share units	Financial instruments at FVTPL	1	1.8	1	1.5

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at September 30, 2015			As at December 31, 2014
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	384.6	384.6	370.5	370.5
Trade and other receivables	110.7	110.7	34.8	34.8
Investments	0.3	0.3	0.4	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	159.3	159.3	95.3	95.3
Long-term debt	787.1	793.0	874.3	882.3
Gold stream obligation	163.2	163.2	-	-
Warrants	5.6	5.6	16.9	16.9
Restricted share units	1.8	1.8	1.5	1.5
1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company has not offset financial assets with financial liabilities.

18. COMMITMENTS AND CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favorably, it may have a material negative impact on the Company’s financial condition, cash flow and results of operations.

33	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Contractual commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2015, these commitments totalled $315.7 million, $213.8 million of which are expected to fall due over the next 12 months. This compares to commitments of $243.0 million as at December 31, 2014, $141.4 of which were expected to fall due over the upcoming year. The increase is due to Rainy River entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses, however the Company discloses its commitments based on management’s intent to fulfill the contracts.

Cerro San Pedro

After public consultation, on March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. In January 2015 the Municipality of Cerro de San Pedro advised that the issue of Cerro San Pedro’s annual license would be subject to numerous inappropriate conditions. On February 3, 2015 the State Contentious and Administrative Tribunal granted Cerro San Pedro an injunction against the Municipality ensuring the continued operation of the mine pending the Tribunal’s ruling on the inappropriate conditions. Prior to the Tribunal making its ruling, the Municipality and Cerro San Pedro reached a settlement which resulted in the removal of the inappropriate conditions and the granting of Cerro San Pedro’s annual operations license in May 2015. While the outstanding issues regarding the 2015 annual operations license have been resolved it is possible that authorizations required in the future, including the annual operation license, may also be subject to inappropriate conditions. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

34	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD